CONSENT OF QUALIFIED PERSON

I, Ken Jones, P.E., consent to the public filing of the technical report titled “Fekola Gold Mine, Mali, NI 43-101 Technical Report”, that has an effective date of 26 March, 2019, (the “Technical Report”) by B2Gold Corp. (“B2Gold”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release dated 26 March, 2019, entitled “B2Gold Corp. Announces Very Positive Results from the Expansion Study Preliminary Economic Analysis for the Fekola Mine in Mali (owned 80% B2Gold: 20% State of Mali)”.

I certify that I have read the news release filed by B2Gold and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 10 May 2019

“Signed and sealed”

_______________________

Ken Jones, P.E.

B2Gold Corp.
595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada	www.b2gold.com
Tel: +1 604-681-8371